Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to the

Pricing Supplement No. 1837 dated December  27, 2012 to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September  19, 2011, the General Terms Supplement dated August 24, 2012 and the Product Supplement No. 1631 dated August 24, 2012

The Goldman Sachs Group, Inc. $2,284,000 Dow Jones Industrial AverageSM-Linked Medium-Term Notes, Series D, due 2020

This pricing supplement addendum relates to $443,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $1,841,000 principal amount of the notes were issued on December 31, 2012, as described in the accompanying pricing supplement no. 1837 dated December 27, 2012. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38141GKC7) and ISIN (US38141GKC77) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 1837 dated December 27, 2012, the accompanying prospectus supplement dated September 19, 2011, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated August 24, 2012 and the accompanying product supplement no. 1631 dated August 24, 2012.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-9 of the accompanying pricing supplement no. 1837. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying pricing supplement no. 1837 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $972 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 1837.

Original issue date:	January 7, 2013	Original issue price:	100% of the face amount
Underwriting discount:	2.375% of the face amount	Net proceeds to the issuer:	97.625% of the face amount

We may decide to sell more notes after the date the reopened notes were traded (January 2, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement no. 1837, the accompanying prospectus supplement, the accompanying prospectus, the accompanying general terms supplement or the accompanying product supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated January 2, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

The Underlier

The Dow Jones Industrial AverageSM, which we refer to as the DJIA, is a price-weighted index composed of 30 common stocks selected at the discretion of an Averages Committee comprised of the Managing Editor of The Wall Street Journal (the “WSJ”), the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc, which we refer to as Dow Jones. Dow Jones publishes The Wall Street Journal. The Averages Committee selects the index components as the largest and leading stocks of the sectors that are representative of the U.S. equity market. The index does not include producers of goods and services in the transportation and utilities industries. The DJIA is reported by Bloomberg under the ticker symbol “INDU <Index>“. Dow Jones is under no obligation to continue to publish the DJIA and may discontinue publication of the DJIA at any time.

The top ten constituent stocks of the DJIA as of December 26, 2012, by weight, are: International Business Machines Corporation (IBM) (11.24%), Chevron Corporation (6.35%), 3M Company (5.45%), McDonald´s Corporation (5.20%), Caterpillar Inc. (5.13%), Exxon Mobil Corporation (5.10%), United Technologies Corporation (4.81%), The Boeing Company (4.45%), Travelers Cos Inc/The (4.23%) and Johnson & Johnson (4.11%). The 30 common stocks included in the DJIA include nine sectors based on the ten industries defined by the Industry Classification Benchmark. As of December 26, 2012, the Industry Classification Benchmark sectors include (with the number of percentage currently included in such sectors indicated in parentheses): Basic Materials (3.15%), Consumer Goods (6.11%), Consumer Services (15.68%), Financials (10.83%), Health Care (11.18%), Industrials (21.06%), Oil & Gas (11.45%), Technology (16.02%) and Telecommunications (4.52%). Constituent weightings and sector allocations may be found at http://www.djindexes.com/mdsidx/downloads/ fact_info/Dow_Jones_Industrial_Average_Fact_Sheet.pdf under “Top Components” and “Sector Allocation,” respectively. Sector designations are determined by the index sponsor, or by the sponsor of the classification system, using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — The Dow Jones Industrial AverageSM” on page S-68 of the accompanying general terms supplement.

S&P is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones®, DJIA®, The Dow® and Dow Jones Industrial AverageSM are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to S&P Dow Jones Indices LLC and its affiliates and have been sublicensed for certain purposes by The Goldman Sachs Group, Inc. The “Dow Jones Industrial AverageSM” is a product of S&P Dow Jones Indices LLC and/or its affiliates, and has been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the notes or any members of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial AverageSM to track general market performance.

Historical High, Low and Closing Levels of the Underlier

The following information supplements the information provided in the accompanying pricing supplement no. 1837 dated December 27, 2012. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2012
Quarter ended September 30	13,596.93	12,573.27	13,437.13
Quarter ended December 31	13,610.15	12,542.38	13,104.10
2013
Quarter ending March 31 (through January 2, 2013)	13,412.55	13,412.55	13,412.55

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 1631. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on January 7, 2013, which is the third scheduled business day following the date of this pricing supplement addendum and of the pricing of the reopened notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.